SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES			PI0034-V.4
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
CH	VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Oct. 29, 2018	Nov. 28, 2023
Related Areas (Coverage):		Processos:
Sabesp		-

1.	Introduction

This institutional policy establishes the criteria for defining the compensation of managers (herein meaning officers and directors) and members of the Fiscal Council and the statutory Audit and Eligibility and Advisory committees of Sabesp ("Sabesp" or "Company"), as well as the recovery of variable remuneration (“Clawback”) which has been erroneously awarded to Executive Officers ("Erroneously Awarded Remuneration").

This policy, with respect to Clawback, applies to any Incentive-Based Remuneration received by Executive Officers on or after October 2, 2023.

2.	Objectives

To comply with the Novo Mercado Regulation, our Bylaws and the provisions of Federal Laws 6,404/1976 and 13,303/2016 and State Capital Protection Board ("Codec") Resolution 01/2023 regarding the compensation of managers and members of the Fiscal Council and the statutory Audit and Eligibility and Advisory committees and, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual.

3.	Guidelines
3.1.	The compensation of managers and members of the Fiscal Council and the statutory Audit and Eligibility and Advisory committees must be prepared by the Board of Directors and approved at a General Shareholders’ Meeting.

3.1.1.     Executive Board

I.	Monthly compensation.
II.	Annual reward in the same amount of the monthly compensation, calculated on a pro rata temporis basis and paid in December of each year.
III.	Annual contingent bonus limited to six times the monthly compensation, or 10% of the total amount distributed as dividends or interest on equity paid by the Company, whichever is less, calculated for the year. This may be paid in installments, respecting a minimum frequency of not less than three (3) months, cumulatively relating to:
a)	calculation of the quarterly, semi-annual or annual income; and
b)	the distribution of mandatory dividends to shareholders, even in the form of interest on equity, based on the income calculated on the occasion (paragraphs 1 and 2 of article 152 of Federal Law 6,404/76).

In case Sabesp is required to prepare an Accounting Restatement, the amount of any Erroneously Awarded Remuneration to any Executive Officer, as part of their annual contingent bonus for the applicable period, shall be reasonably and promptly recovered by the Company.

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES			PI0034-V.4
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
CH	VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Oct. 29, 2018	Nov. 28, 2023
Related Areas (Coverage):		Processos:
Sabesp		-

The Clawback does not depend on if or when restated financial statements are filed.

The Erroneously Awarded Remuneration is the variable remuneration that an Executive Officer should not have received as a result of the Company being required to prepare an Accounting Restatement. It is calculated as the difference between (i) the Incentive-Based Remuneration actually received by the Executive Officer and (ii) the amount that would have been received if the Incentive-Based Remuneration had been calculated based on the restated financial statements (ignoring any taxes paid).

If an annual contingent bonus was determined based on the share price or TSR, the Board of Directors will calculate the amount of Erroneously Awarded Remuneration based on a reasonable estimate of the effect of the Accounting Restatement on the share price or TSR upon which the Incentive-Based Remuneration was received. The Company must document the decision on that reasonable estimate and provide that documentation to the NYSE.

The Clawback shall be approved by the Board of Directors, which shall decide on the timing and method for reasonably prompt recovery.

The Board of Directors may:

a)	seek reimbursement of all or part of any cash or equity-based awards, as applicable;

b)	cancel earlier cash or shares or equity-based awards, whether vested or unvested or paid or unpaid variable compensation, as applicable;

c)	cancel or offset against any planned future awards;

d)	forfeit deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and its regulations; and

e)	use any other method authorized by applicable law or contract.

Erroneously Awarded Remuneration does not need to be recovered if and to the extent that the Board of Directors decides that the recovery would be impracticable and one or more of the following limited conditions apply:

a)	The expense incurred by using a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount based on expense of enforcement, the Board of Directors must make a reasonable attempt to recover such Erroneously Awarded Remuneration, document such reasonable attempt to recover and provide that documentation to the NYSE;

b)	Recovery would violate Brazilian law that was adopted before November 28, 2022. Before concluding that it would be impracticable to recover any amount based on violation of Brazilian law, the Board of Directors must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES			PI0034-V.4
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
CH	VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Oct. 29, 2018	Nov. 28, 2023
Related Areas (Coverage):		Processos:
Sabesp		-

c)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer, the Company may not indemnify any Executive Officer against the loss of any Erroneously Awarded Remuneration, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to fund potential Clawback under this policy.

The guidelines on the recovery of Erroneously Awarded Remuneration is only applicable while the Company has a class of securities listed on the NYSE.

Compliance with the guidelines on the recovery of Erroneously Awarded Remuneration is overseen by the Audit Committee and shall be reported to the Board of Directors, who is responsible for determining the recovery.

The calculations and the proposal for payment of the annual contingent bonus are submitted to the Board of Directors, which resolves on the payment and, if applicable, on a pro rata temporis basis to officers whose duties were performed in part of the period of the determination of the bonus.

It will be extended to directors transferred from other bodies or public companies, who receive the total compensation and other benefits paid by the transferring company, with reimbursement by Sabesp.

IV.	Annual leave, with characteristics of paid leave, for a period of thirty (30) calendar days, and an additional payment corresponding to one third (1/3) of monthly compensation, divided in up to three (3) periods throughout the year, as long as one of these periods is not shorter than fourteen (14) calendar days, and the other periods are not shorter than five (5) calendar days, enjoyed within the year, not entitled to accumulation or payment in cash.
V.	Collection of FGTS (Government Severance Indemnity Fund for employees) according to article 15, main section, and article 16, Federal Law 8,036/90.

Officers leaving their positions for any reason are not entitled to receive the 40% FGTS severance fine, not having the right to the paid or worked prior notice period.

VI.	Benefits approved by the General Shareholders’ Meeting:
a)	Meal vouchers: granting of twenty-four (24) meal vouchers per month, with the amount being made available through electronic cards.

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES			PI0034-V.4
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
CH	VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Oct. 29, 2018	Nov. 28, 2023
Related Areas (Coverage):		Processos:
Sabesp		-

b)	Staples Basket: granting of monthly food vouchers, with the amount being made available through electronic cards;
c)	Health Plan: a percentage is deducted from the monthly compensation.
d)	Private Pension: defined contribution pension plan.
VII.	Officers may enjoy unpaid leave, as long as it does not surpass three (3) months, approved pursuant to the Bylaws.
VIII.	Employees elected as officers and working for the Company for three (3) full years as of the election date may choose to receive their compensation as an employee and must express this option on the date of taking office. In this case, he/she will be entitled to receive the annual contingent bonus established in item 3.1.1, III, limited to the amount ascertained in the twelve-month (12) period and as required to equal the global compensation of the officer-employee to the compensation received by other statutory officers not subject to the labor laws (monthly compensation, annual leave with payment of an additional one-third (1/3) of monthly compensation, pro rata temporis annual reward paid in December and annual contingent bonus).

3.1.2.     Board of Directors

I.	Monthly compensation.
a)	Directors absent in two (2) consecutive meetings are not entitled to receive compensation regarding the month when the second absence is recorded.

b)	The minimum availability required from the chairperson shall correspond to thirty (30) hours per month.

II.	Annual reward in the same amount of the monthly compensation, calculated on a pro rata temporis basis, paid in December of each year, as long as approved by the General Shareholders’ Meeting for the period.
III.	The paid participation of direct or indirect members of the public administration in more than two (2) bodies, Boards of Directors or Fiscal Councils, of state-owned companies, or state-controlled companies or their subsidiaries, is prohibited pursuant to article 1 of State Decree 58,265/2012 and article 20 of Federal Law 13,303/2016, and each director must declare the acceptance of this limitation, and the payment of the relevant monthly compensation is conditioned on the presentation of this declaration.
IV.	Reimbursement of the commuting and accommodation expenses required to perform the function of member of the Board of Directors, similarly to that of the Fiscal Council, which is provided for in paragraph 3, article 162 of Federal Law 6,404/76.

3.1.3.     Audit Committee

I.	Monthly compensation.

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES			PI0034-V.4
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
CH	VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Oct. 29, 2018	Nov. 28, 2023
Related Areas (Coverage):		Processos:
Sabesp		-

II.	Annual reward in the same amount of the monthly compensation, calculated on a pro rata temporis basis and paid in December of each year, as long as approved by the General Shareholders’ Meeting for the period.
III.	The minimum required availability shall correspond to thirty (30) hours per month.
IV.	Reimbursement of the commuting and accommodation expenses required to perform the function, similar to that of the Fiscal Council, which is provided for in paragraph 3, of article 162 of Federal Law 6,404/76.
3.1.4.	Fiscal Council
I.	Monthly compensation.
II.	Annual reward in the same amount of the monthly compensation, calculated on a pro rata temporis basis and paid in December of each year, as long as approved by the General Shareholders’ Meeting for the period.
III.	Reimbursement of the commuting and accommodation expenses required to perform the function of a member of the Fiscal Council, as provided for in paragraph 3 of article 162 of Federal Law 6,404/76.

3.1.5.     Eligibility and Advisory Committee

I.	Members of the Eligibility and Advisory Committee do not receive any compensation or other advantages, as provided for in article 11 of Codec Resolution 01/2023.
3.2.	This Policy is approved by the Board of Directors.
4.	Supplementary items
Reference Exhibits (Exhibits Base)	Reference Documents	Registration Details
---	---	---
Files Attached (Supplementary to the Organizational Instrument)
PI0034v4 – Appendix 1 – Definitions.pdf

Appendix:	Number
Definitions	[01]
Linked to:
PI0034 - V.4 – COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES
Clawback	Recovery of variable remuneration which has been erroneously awarded to current or former Executive Officers.
Accounting Restatement Date	The earlier of (a) the date the Company's board of directors ("Board of Directors") concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other authorized body directs the Company to prepare an Accounting Restatement. It does not matter if or when the restated financial statements are filed.
Codec Resolution 01/2023	Resolution 01/2023 issued by the State Capital Defense Council (“CODEC”), of February 1, 2023, which provides for general rules for setting remuneration, bonuses, benefits and advantages, to be observed by companies in which the State is a controlling shareholder, directly or indirectly.
Executive Officers	Statutory executive officers, referring to those who hold or have held office, in accordance with the definition of executive officer in Rule 10D-1 and the NYSE Listed Company Manual ("Listing Rules").
Internal Revenue Code	United States income tax law of 1986, as amended.
Federal Law No 6,404/1976	Law No. 6,404, of December 15, 1976, as amended, which provides for joint-stock companies (Brazilian Corporate Law).
Federal Law No 13,303/2016	Law No. 13,303, of June 30, 2016, which provides for the legal regulations of government-owned and government-controlled companies and their subsidiaries, at the federal, state and municipal level.
NYSE Listed Company Manual	The New York Stock Exchange Listed Company Manual, a basic manual setting out the policies, practices and procedures for companies listed on the exchange.
Financial Reporting Measure	Any measure that is determined and presented in accordance with the accounting principles used for preparing financial statements, and any measure that is derived wholly or in part from such measure. This includes share price and total shareholder return (“TSR”). They do not need to be reported in financial statements or contained in a filing with the U.S. Securities Exchange Commission to be caught.
NYSE	The New York Stock Exchange.
Applicable Period	The three completed financial years immediately before the Accounting Restatement Date (except that a transition period that comprises a period of at least nine months counts as a completed financial year).

Appendix:	Number
Definitions	[01]
Linked to:
PI0034 - V.4 – COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES

Rule 10D-1	Exchange Act Rule 10D-1, issued by the U.S. Securities and Exchange Commission, which directs national securities exchanges to establish listing standards that require issuers of securities to develop and implement policies providing for recovery of Incentive-Based Compensation paid to Executive Officers based on financial information erroneously reported, and that later requires an Accounting Restatement.
Listing Rules	NYSE Listed Company Manual
Incentive-Based Compensation

Any variable remuneration that is earned based wholly or in part on achieving a Financial Reporting Measure.

When evaluating whether the policy applies to variable remuneration, the variable remuneration is treated as “received” in a financial year during which a Financial Reporting Measure relating to that variable remuneration is achieved, even if the remuneration is granted, paid or vests in a later period.

The policy only applies to Incentive-Based Compensation that is received on or after October 2, 2023.

Accounting Restatement	A restatement of financial statements which is due to a material noncompliance with any financial reporting requirement under the securities laws. This includes any restatement to correct an error in previously issued financial statements that is material, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period.
Securities Exchange Act of 1934	Securities Exchange Act of 1934, as amended. A U.S. law on the regulation of securities exchanges, enacted in 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 29, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.